              As filed with the Securities and Exchange Commission on December 11, 2001
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 4)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          ---------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                      Joseph F. Mazzella, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
Transaction Valuation*                                                          Amount of Filing Fee
    $4,500,000                                                                           $900**

*    Estimated for purposes of  calculating  the amount of the filing fee only.  This amount assumes the purchase of 1,500,000  shares of common  stock,  par value $.001 per share,  at the maximum tender offer price of $3 per share in cash. ** Previously paid.

[ ]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2) and identify the filing with which the  offsetting  fee was  previously  paid.  Identify the previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                          Filing Party:   N/A
Form or Registration No.:  N/A                                         Date Filed:     N/A

[ ]  Check the box if the  filing  relates  solely to  preliminary  communications  made  before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

====================================================================================================

         This  Amendment  No. 4 to  Schedule  TO further  amends and  supplements  the Tender  Offer
Statement  on Schedule TO  originally  filed on November 5, 2001,  as amended on November  20, 2001,
November  26,  2001 and  December  5, 2001,  relating  to the tender  offer by Bogen  Communications
International,  Inc., a Delaware corporation,  to purchase 1,500,000 shares of its common stock, par value $.001 per share,  or such fewer  number of shares as are  properly  tendered  and not properly withdrawn,  at a price not  greater  than $3.00 per share nor less than $2.50 per share,  net to the seller in cash, without interest, as specified by shareholders tendering their shares. Bogen's offer was made on the terms and  subject  to the  conditions  set  forth in the Offer to  Purchase,  dated
November 5, 2001, as amended  November 20, 2001 and November 26, 2001,  and in the related Letter of
Transmittal, which, as amended or supplemented from time to time, together constituted the offer.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the  Schedule  TO is hereby  amended  and  supplemented  by adding the  following language:

         The tender offer expired at 12:00 midnight,  New York City time, on December 4, 2001. Bogen
Communications  International,  Inc.  accepted  for  payment  a total of  1,012,211  shares of Bogen
Communications International, Inc. common stock at a purchase price of $3.00 per share.

ITEM 11. ADDITIONAL INFORMATION

         On December 11, 2001,  Bogen  Communications  International,  Inc.  issued a press  release announcing  the  results of its self tender  offer,  which  expired on  December 4, 2001.  The press release is included herein as Exhibit (a)(5)(F) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following:

EXHIBIT NO.                DESCRIPTION

(a)(5)(F)                  Press Release, dated December 11, 2001

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                             /s/ Jonathan Guss
                                                                             -----------------------
                                                                             Jonathan Guss
                                                                             Chief Executive Officer
Date:  December 11, 2001

                                            Exhibit Index

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

(a)(5)(F)                           Press Release, dated December 11, 2001

                                        FOR IMMEDIATE RELEASE

   BOGEN COMMUNICATIONS INTERNATIONAL, INC., ANNOUNCES FINAL PURCHASE OF SHARES UNDER TENDER OFFER

         Ramsey, New Jersey, December 11, 2001 - Bogen Communications  International,  Inc. (Nasdaq:
BOGN) announced today the final results of its modified Dutch auction tender offer, which expired on
Tuesday,  December 4, 2001.  Bogen  commenced the tender offer on November 5, 2001 to purchase up to
1,500,000 shares of its common stock at a price between $2.50 and $3.00 per share in cash.

         Due to the fact that less than the maximum  number of shares were  tendered into the offer, all 1,012,211  shares which were validly tendered have been accepted for payment at $3.00 per share.
Payment for shares will be made through  Continental Stock Transfer & Trust Company,  the depository for the tender  offer.  As a result of the  completion  of the tender  offer,  Bogen  currently  has approximately 9,100,745 shares of common stock issued and outstanding.

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

         Except for historical  information  contained  herein,  the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties.  Certain factors may  cause  actual  results  to  differ  materially  from  those  contained  in the  forward-looking statements,  including  general market  conditions,  new  technological  developments,  competition, potential  acquisitions and divestitures,  implementation or termination of strategic initiatives or transactions,  the availability of financing  alternatives and other risks.  Certain of these risks, factors and other  considerations  are detailed from time to time in Bogen's  reports on file at the
Securities and Exchange  Commission,  including Bogen's Form 10-K for the fiscal year ended December
31, 2000 and 10-Q for the quarter ended  September 30, 2001. The Company  disclaims any intention or obligation  to  update  or  revise  any  forward-looking  statements,  whether  as a  result  of new information, future events or otherwise.

CONTACT:

BOGEN COMMUNICATIONS INTERNATIONAL, INC.
Maureen A. Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com